Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Nine Months Ended September 30,
	2017	2016
Income from continuing operations before income taxes	$225,367	$286,495
Add:
Interest expense	125,265	106,901
Portion of rent expense representative of the interest factor	12,182	11,601
Income as adjusted	$362,814	$404,997

Fixed charges:
Interest expense	$125,265	$106,901
Portion of rent expense representative of the interest factor	12,182	11,601
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	—	22,390
Total fixed charges	$137,447	$140,892

Ratio of earnings to fixed charges	2.64	2.87

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.